Exhibit (a)(2)

May 2, 2013

Dear Stockholder:

On April 22, 2013, Gregory Mark Shepard, or Shepard, extended until May 20, 2013 his unsolicited tender offer, or the Amended Offer, to acquire up to 962,636 shares of Class B common stock, or the Class B Shares, of Donegal Group Inc., or DGI, for $30.00 per share in cash. The 962,636 Class B Shares represent approximately 17.3% of the outstanding Class B Shares of DGI. The Amended Offer lists the amended conditions that Shepard established with respect to his obligation to consummate the Amended Offer.

Donegal Mutual Insurance Company, or Donegal Mutual, and our insurance subsidiaries have conducted business together as the Donegal Insurance Group since 1986, while retaining their separate legal and corporate existences. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophies, the same management, the same employees and the same facilities and offer the same types of insurance products.

Mr. Shepard’s Tender Offer represents a continuation of his efforts to influence the boards of directors of DGI and Donegal Mutual to pursue a merger with another insurance company. We believe that Mr. Shepard’s desires are contrary to DGI’s long-term business plan that we have shared with you in many of our communications and public filings. In short, we do not share Mr. Shepard’s desires because:

•	We believe we have a solid long-term business strategy to grow profitably and effectively compete with other regional and national property and casualty insurance companies.

•

Our current business structure has proven its effectiveness and success over the past 27 years of our existence. Over that time period, the Donegal Insurance Group has grown significantly in terms of premium revenue and financial strength, and the Donegal Insurance Group has developed an excellent reputation with its policyholders and the insurance-buying public as a group of regional property and casualty insurers.

We believe the long-term continuation of our business structure enhances our ability to implement our business philosophies, provide superior service to our policyholders, maintain excellent employee relations and provide a stable environment within which we can grow our businesses for the benefit of DGI and its stockholders.

The DGI Board has thoroughly evaluated and assessed the amended conditions that Shepard established for his Amended Offer, together with the assistance of a report and recommendation submitted to the DGI Board by a special committee of five DGI directors independent of Donegal Mutual and advised by independent legal counsel. Based upon its evaluation and assessment of the conditions to the Amended Offer, including the federal and state regulatory approvals Shepard must obtain before he can legally consummate his Amended Offer, the DGI Board unanimously determined that Shepard’s Amended Offer remains illusory. The Amended Offer remains illusory because Shepard cannot satisfy at least three of the conditions precedent to the Amended Offer prior to the May 20, 2013 expiration date or within a reasonable period of time thereafter and Shepard cannot waive these conditions precedent.

•

The Amended Offer is subject to Shepard’s receipt of regulatory approvals from insurance regulators in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin. Two states have raised legal issues as to whether Shepard may initiate the Tender Offer at all prior to obtaining insurance regulatory approval in those states. All the regulatory states also have review and/or public hearing procedures, and other conditions that Shepard must satisfy before the Insurance Regulatory Approval Condition can be met. Shepard also has not provided to DGI a complete copy of the Form A Application, which DGI believes is required by law. The DGI Board believes that unless and until Shepard meets all of the legal and procedural requirements applicable to the insurance regulatory approval process in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, the insurance regulatory process in all six states will not proceed in a manner that will satisfy the Insurance Regulatory Approval Condition by the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date.

•

The Amended Offer is subject to the approval of the Federal Reserve Bank of Philadelphia (the “FRB”) following the expiration of a 60-day review period after Shepard’s filing of an application with the FRB for his proposed acquisition of the Class B Shares. Even though Shepard made his initial Offer for the Class B Shares on March 20, 2013 and even though his initial Offer, like the Amended Offer, was conditioned on FRB approval, Shepard did not file the requisite application for FRB approval until April 29, 2013. Because of the length of the review period, the DGI Board and the Special Committee do not believe that Shepard can satisfy the FRB Condition by the May 20, 2013 Expiration Date or within a reasonable period of time after the May 20, 2013 Expiration Date. Shepard cannot waive this condition, which is by law an indispensable legal condition precedent to the consummation of the Amended Offer.

•

The Amended Offer is subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Shepard has not as of May 1, 2013 made the necessary filing or paid the requisite filing fee. If Shepard makes the filing and pays the fee, the applicable waiting period will extend beyond May 20, 2013.

In addition, Shepard’s Amended Offer continues the Minimum Tender Condition requiring the tender of 925,000 Class B Shares. Shepard will be unable to satisfy the Minimum Tender Condition because officers and directors of DGI have stated their intentions not to tender their Class B Shares to Shepard, and therefore there are substantially fewer than 925,000 Class B Shares available for tender to Shepard.

The DGI Board, therefore, urges you to REJECT the Amended Offer and NOT TENDER your shares for purchase pursuant to the Amended Offer.

We filed Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) with the Securities and Exchange Commission today. The Schedule 14D-9 contains a complete discussion of the significant factors that resulted in the recommendation of the DGI Board that you should not tender your Class B Shares.

For the reasons described in this letter and in our Amendment No. 2, the DGI Board unanimously recommends that you REJECT Shepard’s Amended Offer and NOT TENDER your Class B Shares pursuant to the Amended Offer. If you have already tendered your Class B Shares, you have the right to withdraw your tender and have your Class B Shares returned to you. Please contact our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in withdrawing your tender.

We urge you to read Amendment No. 2 in its entirety so that you can review in detail the reasons for the recommendation of the DGI Board. If you have any questions concerning Amendment No. 2 or need copies of DGI’s publicly-filed materials, please contact Jeffrey D. Miller, our Senior Vice President and Chief Financial Officer, at our principal executive offices at 1195 River Road, P.O. Box 302, Marietta, PA 17547, or by e-mail addressed to jeffmiller@donegalgroup.com.

We have the utmost regard for you, our stockholders, and we respect your valuable time. In the opinion of the DGI Board and its Special Committee, Shepard’s offer is illusory because Shepard cannot obtain the regulatory approvals he needs to consummate the Amended Offer on or before the May 20, 2013 expiration date or within a reasonable period of time after the May 20, 2013 expiration date. The DGI Board, for the reasons it sets forth in the enclosed Amendment No. 2, urges you to REJECT the Amended Offer and NOT TENDER your Class B Shares.

Sincerely,

Donald H. Nikolaus
President